UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 - NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (B3: VIVT3; NYSE: VIV) (“Company”), in the form and for the purposes of Article 157, paragraph 4, of Law No. 6,404, of December 15th, 1976 (“Corporations Law”), and pursuant to CVM Resolution No. 44, of August 23rd, 2021, hereby informs its shareholders and the market in general that, in continuity to the Material Facts disclosed on November 5th, 2024, and December 18th, 2024, yesterday, February 17th, 2025, the deadline as provided for in Article 174 of the Corporations Law for the capital reduction of the Company, as approved at Extraordinary Shareholders’ Meeting held on December 18th, 2024 (“Reduction”), has expired, making the referred Reduction fully effective.

Therefore, the Company informs that it will proceed with the restitution to the shareholders, in local currency, in the amount of R$1.22651176012[1] per common share issued by the Company. Given the Company’s Share Buyback Program in place, said amount per common share may change considering the Company’s shareholding base to be verified on February 27th, 2025.

Thus, the shareholders listed on the Company's records at the end of February 27th, 2025 (including) (“Record Date”) will be entitled to receive the capital reimbursement, and after this date, the shares issued by the Company will be considered ex-reimbursement rights.

According to the resolution of the Company's Statutory Board, the resources resulting from the Reduction will be paid in a single installment on July 15th, 2025, individually to each shareholder and in proportion to their respective participation in the Company's share capital, in accordance with the liquidation procedures established by B3 S.A. – Brasil, Bolsa, Balcão ("B3") and the bookkeeper institution of the Company's shares, as applicable.

Payment to shareholders who have a banking option in the shareholder register with Banco Bradesco S.A. will be made directly into the indicated accounts. For shareholders with shares in Fiduciary Custody of the Stock Exchanges, payment will be made through Brokerage Firms. The remaining shareholders must go to any branch of Banco Bradesco S.A., carrying their identification documents.

[1] Amount calculated based on the number of outstanding shares on 10.31.2024.

Additionally, the Company informs below the applicable tax treatment for the Capital Reduction, as well as the procedures to be observed and the documents to be submitted by shareholders for tax purposes, including in relation to eventual withholding income tax on capital gains:

Resident Shareholders (in Brazil)

Potential gains obtained by the Company’s shareholders who are residents in Brazil, including individuals, legal entities, investment funds and other entities, as a result of the Reduction, may be subject to income tax and other taxes, in accordance with the legal and regulatory rules applicable to each category of shareholder. The shareholders shall consult their advisors regarding the applicable taxation and be directly responsible for the eventual payment of the applicable taxes.

Non-Resident Shareholders (in Brazil)

The Company will withhold income tax ("IRRF"), in accordance with applicable laws, on capital gains realized by non-resident shareholders in Brazil as a result of the Reduction. The capital gain will correspond to the positive difference between (i) the amount of the capital reimbursement resulting from the Reduction; and (ii) the acquisition cost (in Brazilian reals) of the shares issued by the Company held by each non-resident shareholder ("Capital Gain"). The income tax rates to be applied on the Capital Gain may range from 15% (fifteen percent) to 25% (twenty-five percent), depending on the jurisdiction and qualification of each shareholder, as provided by applicable laws.

a)	For shareholders who are not residents or dependents with favorable taxation, according to the legislation and regulations of the Brazilian Federal Revenue Service, the following progressive rates will be applied

a.1)	15% (fifteen percent) on the portion of Capital Gains that does not exceed R$5,000,000.00 (five million reals);

a.2)	17.5% (seventeen and a half percent) on the portion of Capital Gain that exceeds R$5,000,000.00 (five million reals) and does not exceed R$10,000,000.00 (ten million reals);

a.3)	20% (twenty percent) on the portion of Capital Gain that exceeds R$10,000,000.00 (ten million reals) and does not exceed R$30,000,000.00 (thirty million reals); and

a.4)	22.5% (twenty-two and a half percent) on the portion of Capital Gain that exceeds R$30,000,000.00 (thirty million reals).

b)	For shareholders who are residents in a country or territory with favorable taxation, according to the legislation and regulations of the Brazilian Federal Revenue Service in force, a fixed rate of 25% (twenty-five percent) will be applied on Capital Gains.

The Company, as the paying source for the Reduction, will use the information provided by shareholders that are not resident in Brazil or their respective legal representatives in Brazil to calculate the capital gain and the IRRF to be withheld, and such non-resident shareholders and their legal representatives in Brazil will be responsible for the accuracy and completeness of the information presented, answering for any damages and/or liabilities arising from inaccuracy and/or falsehood of this information.

The Company, therefore, requests that shareholders who are not resident in Brazil provide the necessary information for the calculation of IRRF, which must be accompanied by respective reliable supporting documentation, including the following information (to be presented in .xls format - Excel file):

Name	CPF/ CNPJ	Brokerage Agency	Country of Fiscal Residency	Number of Shares in the Record Date	Average Acquisition Cost of the Shares (R$)	Total Acquisition Cost of the Shares (R$)

The above information and respective corroborative documentation must be received by the Company, without exception, by 6:00 p.m. BRT on March 10th, 2025 ("Deadline"), by email through the address ir.br@telefonica.com, with the subject "Average Cost of Acquisition of Shares - Non-Resident Shareholders".

The Company clarifies that, according to the current legislation and regulation, (i) if a specific shareholder who is not a resident of Brazil does not provide the necessary information for the calculation of the owned IRRF, or do not present the corresponding supporting documentation until the given Deadline, the Company will consider the acquisition cost of the shareholder to be zero (R$0.00), in such a way that the value of the capital reimbursement resulting from the reduction will be entirely considered as Capital Gain; and, (ii) if a specific shareholder who is not a resident of Brazil do not inform their fiscal residence until the given Deadline, according to the table above, the Company will apply a 25% (twenty-five percent) tax rate on the capital gain of the aforementioned shareholder.

In any case, the responsibility for the content of the information submitted will be exclusively the responsibility of the non-resident shareholder or their legal representatives in Brazil, with the Company not being responsible, under any circumstances, to non-resident shareholders or their legal representatives in Brazil for any later adjustments, refunds of excess amounts paid and/or any questions regarding the average costs reported by custodian agents.

São Paulo, February 18th, 2025.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Email: ir.br@telefonica.com https:/ri.telefonica.com.br/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 18, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director